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                               August 29, 2023

       Stephen Lam
       Chief Executive Officer
       mF International Limited
       Unit 1801, Fortis Tower, 77-79 Gloucester Road,
       Wan Chai, Hong Kong

                                                        Re: mF International
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed August 22,
2023
                                                            File No. 333-274158

       Dear Stephen Lam:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed August 22, 2023

       2022 Equity Incentive Plan, page 69

   1. Please confirm to us and disclose that you have not adopted any equity incentive plans or issued any stock-based
compensation to date. If you have issued stock-based
                                                        compensation please
provide us a breakdown, in chronological order, of the details of all stock-based
compensation awards granted during 2022 and through the current date, including the fair
value of the underlying stock used to value such awards. To the extent there were any
significant fluctuations in the fair values, please describe for us the factors that contributed to
such fluctuations, including any intervening events within the company or changes in your
valuation assumptions or methodology. Please continue to update this analysis through
effectiveness of the registration statement.
 Stephen Lam
mF International Limited
August 29, 2023
Page 2

       You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at
(202) 551-3447 with
any other questions.



                                                           Sincerely,
FirstName LastNameStephen Lam
                                                           Division of
Corporation Finance
Comapany NamemF International Limited
                                                           Office of Technology
August 29, 2023 Page 2
cc:       Ying Li
FirstName LastName